3/18

BB 3/3

RECEIVED
FEB 2 8 2003
SEC MAIL PROCESSING SECTION
WASH. D.C. 187

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03001856

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 34889

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maine Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No:)

15 Monument Square
(No. and Street)

Portland, Maine 04101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley McCurtain (207) 775-0800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Newman & Noyes
(Name — *if individual, state last, first, middle name*)

100 Middle Street Portland, Maine 04101
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley McCurtain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maine Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

SANDRA J. HANDLON
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES DECEMBER 3, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maine Securities Corporation

Audited Financial Statements and
Supplementary Information

Years Ended December 31, 2002 and 2001
With Independent Auditors' Report

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Maine Securities Corporation

We have audited the accompanying statements of financial condition of Maine Securities Corporation as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maine Securities Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, included in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Newman + Noyes
Limited Liability Company

Portland, Maine
February 21, 2003

ONE HUNDRED MIDDLE STREET, P.O. BOX 507, PORTLAND, MAINE 04112 • TELEPHONE 207-879-2100 • TELEFAX 207-774-1793 • WWW.BNNCPA.COM
650 ELM STREET, SUITE 302, MANCHESTER, NEW HAMPSHIRE 03101 • TELEPHONE 603-641-6171 • TELEFAX 603-666-0643 • MAIL@BNNCPA.COM

MAINE SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Money market accounts	$108,055	$157,762
Deposit with clearing organization	25,000	25,000
Securities owned:		
Marketable, at market value	116,687	122,185
Not readily marketable, at estimated fair value (note 6)	31,359	32,719
	148,046	154,904
Commissions and other receivables	17,296	8,869
Prepaid expenses	2,870	2,470
Receivable from related party (note 6)	16,019	22,521
Furniture and equipment, net	4,217	1,590
	$321,503	$373,116

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Accounts payable and accrued expenses	$ 6,260	$ 7,118
Due to sole stockholder	32,572	21,669
Subordinated notes payable (note 4)	69,000	69,000
Deferred income tax liability (note 3)	–	4,700
Stockholder's equity:		
Common stock of $1 par value; authorized 100,000 shares; issued 100 shares	100	100
Additional paid-in capital (note 4)	262,493	254,432
(Accumulated deficit) retained earnings	(48,922)	16,097
Total stockholder's equity	213,671	270,629
	$321,503	$373,116

See accompanying notes.

MAINE SECURITIES CORPORATION

STATEMENTS OF OPERATIONS

Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions and other revenue	$122,539	$137,065
Change in net unrealized (losses) gains on securities owned	(8,452)	21,676
Realized (losses) gains on sales of securities owned	(1,682)	7,307
Management fee income (note 6)	16,019	17,582
Interest, dividends and other revenue	5,379	10,644
Total revenues	133,803	194,274
Expenses:		
Salaries and employee benefits	108,055	110,553
Office and development expenses (note 7)	66,694	65,075
Commission expense	15,187	27,413
Professional and regulatory fees	4,372	5,437
Interest expense (note 4)	8,061	8,059
Depreciation expense	1,153	397
Other expense	–	10
Total expenses	203,522	216,944
Loss before income taxes	(69,719)	(22,670)
Income tax benefit (note 3)	4,700	6,300
Net loss	$(65,019)	$(16,370)

See accompanying notes.

MAINE SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stock-holder's Equity
Balance at December 31, 2000	$ 100	$246,373	$ 32,467	$278,940
Net loss for the year ended December 31, 2001	–	–	(16,370)	(16,370)
Contributed capital (note 4)	–	8,059	–	8,059
Balance at December 31, 2001	100	254,432	16,097	270,629
Net loss for the year ended December 31, 2002	–	–	(65,019)	(65,019)
Contributed capital (note 4)	–	8,061	–	8,061
Balance at December 31, 2002	$100	$262,493	$ (48,922)	$213,671

See accompanying notes.

MAINE SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (65,019)	$ (16,370)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:		
Depreciation expense	1,153	397
Deferred tax benefit	(4,700)	(6,300)
Net change in securities owned	6,858	6,058
(Increase) decrease in commissions and other receivables	(8,427)	2,502
Decrease (increase) in receivable from related party	6,502	(5,397)
Increase in prepaid expenses	(400)	(110)
Decrease in accounts payable and accrued expenses	(858)	(1,120)
Increase in due to sole stockholder	10,903	21,669
Net cash (used) provided by operating activities	(53,988)	1,329
Cash flows used by investing activities:		
Purchase of furniture and equipment	(3,780)	(1,987)
Cash flows from financing activities:		
Capital contributions	8,061	8,059
Net (decrease) increase in cash and cash equivalents	(49,707)	7,401
Cash and cash equivalents, beginning of year	157,762	150,361
Cash and cash equivalents, end of year	$108,055	$157,762

Supplemental information:

There were no cash payments for income taxes during the years presented. Interest of $8,061 and $8,059 was paid in 2002 and 2001, respectively.

See accompanying notes.

MAINE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

1. Summary of Significant Accounting Policies

Nature of Operations

The Company was formed for the purpose of acting as a full service investment securities broker/dealer and syndication firm as a member of the National Association of Securities Dealers (NASD).

The Company introduces customers to independent clearing brokers on a fully-disclosed basis. Customer accounts are held and maintained by the clearing broker.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include money market accounts. These amounts are not insured.

Securities Owned

Securities owned consist of marketable securities and securities not readily marketable.

Marketable securities consist of equity securities and mutual funds which are carried at market value. At December 31, 2002 and 2001, equity securities and mutual funds with a cost of $46,693 and $45,099, respectively, comprise the marketable securities account.

Securities not readily marketable consist of an investment in the MSC 97 Blue Chip Dividend Fund, LLC, and stock warrants which are carried at estimated market value. These securities are not readily marketable because there is no market on a securities exchange or no independent publicly quoted market. The Board of Directors of the Company has estimated the market value of the investment in the Blue Chip Dividend Fund based on the net asset value of the fund at December 31, 2002 and has estimated the market value of the warrants at cost. At December 31, 2002 and 2001, these investments had a cost basis of $30,100.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness was .53 to 1 and its net capital, required net capital and excess net capital as defined by Rule 15c3-1 were as follows:

Net capital	$204,691
Required net capital	50,000
Excess net capital	$154,691

3. Income Taxes

Income tax benefit for the years ended December 31, 2002 and 2001 consists of the following:

	2002	2001
Federal income tax benefit:		
Current	$ –	$ –
Deferred	(3,900)	(5,100)
	(3,900)	(5,100)
State income tax benefit:		
Current	–	–
Deferred	(800)	(1,200)
	(800)	(1,200)
Total income tax benefit	$ (4,700)	$ (6,300)

Income tax benefit in 2002 and 2001 differs from amounts computed by applying the Federal statutory rates to loss before income taxes for the following reasons:

	2002	2001
Tax benefit at statutory rates	$ (23,700)	$ (7,700)
Effect of graduated tax rates	4,300	2,240
Change in the valuation allowance for deferred tax assets	17,000	–
State income taxes, net of federal income tax benefit	(2,300)	(840)
	$ (4,700)	$ (6,300)

3. **Income Taxes (Continued)**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Federal net operating loss carryforward	$ 30,070	$ 13,600
State net operating loss carryforward	6,500	3,300
Other	550	400
Total gross deferred tax assets	37,120	17,300
Less valuation allowance	(17,000)	-
Net deferred tax assets	20,120	17,300
Deferred tax liabilities:		
Furniture and equipment	(120)	-
Investment securities bases difference	(20,000)	(22,000)
Total gross deferred tax liabilities	(20,120)	(22,000)
Net deferred tax liability	$ -	$ (4,700)

Management believes it is more likely than not that the net deferred tax assets will be realized through taxable income generated in future years or by off-setting deferred tax liabilities. However, the Company has established a valuation allowance at December 31, 2002. The allowance has been established to the extent needed to reduce the net deferred tax assets to an amount that could be off-set against deferred tax liabilities. The net change in the valuation allowance for the year ended December 31, 2002, was an increase of $17,000, which was primarily due to continued operating losses in 2002.

At December 31, 2002, the Company has available approximately $129,000 in net operating loss carryforwards for tax purposes which will expire beginning in 2010.

4. **Notes Payable**

The Company has notes payable to its sole stockholder for the following debt:

	2002	2001
$40,000 accruing interest at 12% due on December 1, 2003	$40,000	$40,000
$15,000 accruing interest at 11% due on December 30, 2003	15,000	15,000
$14,000 accruing interest at 12% due on September 30, 2003	14,000	14,000
	$69,000	$69,000

4. Notes Payable (Continued)

Payment of principal on the above notes has been subordinated to claims of all other creditors. The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During 2002 and 2001, the stockholder contributed $8,061 and $8,059, respectively, representing interest due under the above notes, to additional paid-in capital.

5. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

6. Related Party Activities

The Company formed and organized the MSC 97 Blue Chip Dividend Fund, LLC (the Fund) and acts as the Fund's manager. This is a specialty purpose investment fund. The Company has invested $10,000 in the Fund. The Company is compensated for acting as the Fund's manager by earning a management fee. The management fee is equal to 1.25% of the market value of the Fund's assets during the calendar year and is calculated quarterly. The Company has recorded management fee income of $16,019 and $17,582 in 2002 and 2001, respectively, for providing these services. At December 31, 2002 and 2001, the Company recorded a receivable for any unpaid fees.

7. Rent

The Company leases its office space from the sole Company stockholder. The lease is on a month-to-month basis with no formal agreement. Rent expense under this arrangement was $12,000 in 2002 and 2001.

SCHEDULE I

MAINE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Total stockholder's equity qualified for net capital	$213,671
Deduct nonallowable assets:	
Securities not readily marketable	31,359
Prepaid expenses	2,870
Other receivable	12,169
Furniture and equipment	4,217
Securities haircuts	27,365
Total deductions	77,980
Add subordinated debt	69,000
Net capital	$204,691

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2002)

Net capital per Company's computation in Part IIA (Unaudited) Focus Report	$210,004
Routine audit adjustments	(16,233)
Differences in nonallowable assets	10,920
Net capital per above	$204,691

MAINE SECURITIES CORPORATION

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS

Year Ended December 31, 2002

Balance, beginning of year	$ 69,000
Balance, end of year	$ 69,000

SCHEDULE III

MAINE SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

December 31, 2002

The provisions of this rule are not applicable to Maine Securities Corporation pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Maine Securities Corporation is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

SCHEDULE IV

MAINE SECURITIES CORPORATION

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2002

The provisions of this rule are not applicable to Maine Securities Corporation pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Maine Securities Corporation is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder
Maine Securities Corporation

In planning and performing our audit of the financial statements of Maine Securities Corporation for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Maine Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Hundred Middle Street, P.O. Box 507, Portland, Maine 04112 • Telephone 207-879-2100 • Telefax 207-774-1793 • www.bnncpa.com
650 Elm Street, Suite 302, Manchester, New Hampshire 03101 • Telephone 603-641-6171 • Telefax 603-666-0643 • mail@bnncpa.com

To the Stockholder
Maine Securities Corporation

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended for and should not be used by anyone other than these specified parties.

Portland, Maine
February 21, 2003

Limited Liability Company